CUSIP No. 759757 10 7	Page 1 of 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Francisco Roca, III

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 10 7	Page 2 of 4

1.	Names of Reporting Persons Francisco Roca, III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,477,246
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 6,477,246
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,246
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person IN

CUSIP No. 759757 10 7	Page 3 of 4

Item 1.                    Security and Issuer

This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendments No. 1 and No. 2 to Schedule 13D, with respect to the Common Stock, $0.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"), filed by Francisco Roca, III. Except as expressly amended below, the Schedule 13D, dated November 2, 2015, as previously amended, remains in effect.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 3 to Schedule 13D is being filed to report the issuance to Mr. Roca on September 21, 2016 of 1,146,789 Shares upon conversion of 1,000 shares of the Issuer's Series B Convertible Preferred Stock owned of record by Mr. Roca.

Item 5.                    Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of September 21, 2016, Mr. Roca may be deemed to beneficially own 6,477,246 Shares (or approximately 11.2% of the total number of Shares deemed outstanding), which consists of (i) 3,739,847 Shares, (ii) 2,000,000 stock options owned of record by Mr. Roca to purchase a like number of Shares, and (iii) 737,399 warrants owned of record by Mr. Roca, to purchase a like number of Shares; all as to which Mr. Roca has sole dispositive and voting power.

3

CUSIP No. 759757 10 7	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2016	/s/ Francisco Roca, III Francisco Roca, III